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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prime Number Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 Myrtle Drive
(No. and Street)

Great Neck	NY	11021
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hao Sheng	516-582-9666	hao.sheng@pncps.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co. CPAs, Chtd
(Name – if individual, state last, first, and middle name)

505 N. Murlen Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Xiaoyan Jiang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prime Number Capital LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

3/31/2022

[signature] 3/31/2022

Notary Public

VAIDYA TUSHAR R
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6389036
Qualified in Queens County
Commission Expires 03/18/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIME NUMBER CAPITAL, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For The Year Ended

December 31, 2021



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Prime Number Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prime Number Capital, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Prime Number Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Prime Number Capital, LLC's management. Our responsibility is to express an opinion on Prime Number Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prime Number Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Prime Number Capital, LLC's financial statements. The supplemental information is the responsibility of Prime Number Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Prime Number Capital, LLC's auditor since 2019.

Olathe, Kansas
March 29, 2022

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

March 29, 2022

To the Member of Prime Number Capital, LLC

In connection with our audit of the financial statements and supplemental information of Prime Number Capital, LLC for the year ended December 31, 2021, we will issue our report thereon dated March 29, 2022. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2021. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Prime Number Capital, LLC in its 2021 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company had no critical accounting estimates affecting the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statement disclosures are neutral, consistent, and clear.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, II, III and IV that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Prime Number Capital, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

David Lundgren & Co.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Prime Number Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Number Capital, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Prime Number Capital, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prime Number Capital, LLC's management. Our responsibility is to express an opinion on Prime Number Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prime Number Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as Prime Number Capital, LLC's auditor since 2019.

Olathe, Kansas
March 29, 2022

PRIME NUMBER CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Current Assets

Cash equivalent	$	3,727,567
Balance with Clearing broker		51,812
Deposit with landlord - Branch office		6,228
Receivables		513
Other current assets		571
Total Current Assets		3,786,691

Property & Equipment

Computer equipment	5,919
Furniture & Fixtures	950
Less: Accumulated Depreciation	(6,416)
	452
TOTAL ASSETS	$ 3,787,144

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities

Project Advances	$	1,029,704
Auditor payable		6,000
Payroll tax payable		14,597
Other payable		71,475
Total Current Liabilities		1,121,776

Total Liabilities	1,121,776

Shareholders' Equity

Member's Equity	2,665,368
Total Liabilities and Shareholders' Equity	$ 3,787,144

See accompanying notes

PRIME NUMBER CAPITAL, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2021

REVENUE

Financial Advisory Fee	$	622,979
2021 PPP Loan Forgiveness1 - Tax exempt		75,000
Interest and other income		608
Clearing revenue		732
		699,319

OPERATING EXPENSES

Employee Compensation	440,086
Payroll & other taxes	64,658
Medical Insurance	37,000
Occupancy	30,937
Consulting & service fee	36,534
Supply & Technology	17,660
Regulatory fees	19,700
Marketing expenses	4,101
Travel	2,462
General & administrative	8,782
	661,918

Net Income	$	37,401

See accompanying notes

PRIME NUMBER CAPITAL, LLC
STATEMENT OF CHANGE IN MEMBERS' EQUITY
Year Ended December 31, 2021

	Total
Balance at Dec 31, 2020	$ 3,058,622
Prior Period Adj	69,345
Withdrawl	(500,000)
Income from operations	37,401
Balance at Dec 31, 2021	$ 2,665,368

See accompanying notes

PRIME NUMBER CAPITAL, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	37,401
Prior Period Adjustment		69,345
Depreciation		2,272

Adjustments to reconcile Net Income to Net Cash provided by operations

(Increase) Derease in Operating Assets	
Other receivables	(76)
Deposit with landlord - Branch office	(4,818)
Deposit with clearing	(732)
Affiliate Account	110,000
(Derease) Increase in Operating Liabilities	
Accounts payable, accrued expenses, other liabilities	599,784
	599,709
Net Cash Used in Operating Activities	815,615

Cash flows from Investing activities	
Fixed Asset - Computers	(2,272)
Fixed Asset - Other	(452)
Net cash provided by financing activities	(2,724)

Cash flows from financing activities	
Withdrawal	(500,000)
Net cash provided by financing activities	(500,000)

Net increase in cash		312,891
Cash at beginning of period		3,414,676
Cash at end of period	$	3,727,567

See accompanying notes

Supplementary Information

Pursuant to the Rule 17a-5 of the

AND

Securities Exchange Act of 1934

As of December 31, 2021

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders
of Prime Number Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Prime Number Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Prime Number Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the Customer Protection Rule) and (2) Prime Number Capital, LLC stated that Prime Number Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Prime Number Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prime Number Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas
March 29, 2022

PRIME NUMBER CAPITAL, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1
Schedule I
Year Ended December 31, 2021

NET CAPITAL

Members' Capital	$	2,665,368

DEBITS

Receivables	513
Property & equipment less accumulated depreciation	452
Other non-allowable	6,799
Total Debits	7,765

NET CAPITAL	$	2,657,603

CAPITAL REQUIREMENTS

Minimum capital requirements		100,000
Net capital in excess of requirements		2,557,603
Net capital less greater of 10% aggregae indebtedness or 120% of		
Minimum capital requirements	$	2,537,603

Ratio of Aggredate Indebtedness to		
Net captal	0.4221	to 1

Reconciliation with Company's Computation (included in

Part II of Form X-17 A-5 as of December 31, 2020)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations

of Net Capital pursuantto Rule 15c 3-1

Net Capital from eFocus Report Dec 31, 2021	$	2,657,603
Ner Capital as above		2,657,603
Difference	$	

There are no material differences between the net capital reflected in the above computation

and the net capital reflected in the Company's FOCUS Report as of December 31, 2021

PRIME NUMBER CAPITAL, LLC
SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

Schedule II

Year Ended December 31, 2021

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Prime Number Capital, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

PRIME NUMBER CAPITAL, LLC
SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities an Exchange Commission

Year Ended December 31, 2021

EXEMPT UNDER 15c3-3 (k)(2)(ii)

SCHEDULE III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Prime Number Capital, LLC has not engaged in the clearing of any securities and did not hold customer funds or securities during the year ended December 31, 2021 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-I will be $100,000

PRIME NUMBER CAPITAL, LLC
SCHEDULE OF AGGREGATE INDEBTENESS
SCHEDULE IV
Year Ended December 31, 2021

AGGREGATE INDEBTEDNESS:

Project Advance	$	1,029,704
Auditor payable		6,000
Payroll tax payable		14,597
Other payable		71,475
Total Current Liabilities	$	1,121,776

PRIME NUMBER CAPITAL, LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2021

PRIME NUMBER CAPITAL, LLC Exemption Report

Prime Number Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securies an Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(D)(1) and (4). To the best knowledge and belief for the year ended December 31, 2021, the Company states the following:

> "The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(ii)
> Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Prime Number Capital, LLC

I, Xiaoyan Jiang, swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Xiaoyan Jiang
CEO/CCO



3/31/2022

VAIDYA TUSHAR R
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6389036
Qualified in Queens County
Commission Expires 03/18/2023

PRIME NUMBER CAPITAL, LLC

Notes to Financial Statements

Year Ended December 31, 2021

1. Organization and Nature of Business

Prime Number Capital, LLC (the Company) was organized in the State of Delaware in April 2017 as a limited liability company. The company is an introducing broker-dealer and does not hold or maintain customer funds or securities or provide clearing services for other broker-dealer(s). The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC")

2. Significant Accounting policies

a. Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") unless otherwise disclosed.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

c. Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements

d. Accounts Receivable

The Company establishes an allowance for uncollectible commissions or advisory fee based on management's evaluation of the collectability of outstanding accounts receivable.

Management has evaluated accounts receivable at December 31, 2021. Accounts receivable are not collateralized.

e. Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of six months for furniture & fixtures and leasehold relative to occupancy (currently both leases are on a month-to-month basis) and 12 months for equipment.

Property and equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

f. Revenue Recognition

The Company earns underwriting commissions, management fee, selling concessions from executing initial public offerings. Most of the syndicate payment is settled 90 days from the public listing date. Revenue is recorded on the first trading date of clients securities.

For financial advisory project, the retainer revenue is paid in cash upfront. The deferred revenue account is established for retainer. The revenue is recognized based on hours the Company works for the client during a certain period or by the critical phases of progresses being made in the project. $250,000 financial advisory fee for project C (retainer which became non-refundable and recognizable upon confidential filing according to engagement letter; the remaining $250,000 will be recognizable by hours of continued work by the firm for the same client during the course of FY 2022.) and $280,000 financial advisory fee for Project Daqing (relative to services provided to Ucommune, ticker: UK.nasdaq, on the successful closing of reverse merger of one client's project) were recognized for the FY 2021.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

PRIME NUMBER CAPITAL, LLC

Notes to Financial Statements

Year Ended December 31, 2021

g. Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be treated as an limited liability company. In lieu of corporation income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.   The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities.   In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements on December 31, 2021. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2021.

h. Marketing

The costs are expensed as incurred.

i. Travel

The costs are expensed as incurred.

j. General and Administrative Expenses

The costs are expensed as incurred.

k. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition through the date that the financial statements were available to be issued. Based on this evaluation, the Company has determined to disclose the $1,698,042 revenue was recognized in Feb 2022 ($1,000,000 from underwriting commission on Meihua IPO and the remaining balance of $250,000 non-refundable advisory fee after the confirmation by the issuer to discontinue the planned IPO).

l. Fair Value Hierarchy

"FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value."

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly

Level 3. Inputs are unobservable for the assets or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within

which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value & Note 8 Financial Instruments"

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of "applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1). A $500,000 equity capital was withdrawn during the FY 2021.

At December 31, 2021, the Company had net capital which was in excess of is required minimum net capital of $100,000. The company net capital ratio was 0.4221 to 1.

4. Leases

During the year the Company conducted some of its operations from a home office and two branch offices that were under a month to month operating lease agreement. The leases can be terminated by either party with 30-days notice.

Rental expense under the leases for the year ended December 31, 2021 was $30,937.

5. Credit Risk and Concentration

The Company maintains its operating cash in a bank deposit account with a major financial institution JP Morgan Chase, in amounts of which, at times, may exceed federally insured limits. The Federal Insurance Corporation insures the Company's bank account up to $250,000. Cash and securities held at Velox Clearing are insured by SIPC up to a maximum of $500,000 of which $250,000 can be cash. The Company has not experienced any loss on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from commissions on securities offerings and advisory fees on advising clients on capital markets transactions.

6. Fair Value

Cash and cash equivalents, accounts receivables, other assets, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of the instruments.

	Level 1
Assets	
Cash and Cash equivalents	3,727,567
Receivables	59,577
	3,787,144
Liabilities	
Accounts payable and accrued expenses	($1,121,776)

7. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2021, the company was not in violation of this requirement.

Moment to moment net capital: Broker-dealers must have at all times (including intraday) sufficient net capital to meet the haircut requirements of the Capital Rule before taking on any new proprietary positions, even if the intention of the firm is to liquidate or cover the positions before the end of the same day. The Company underwrote five IPOs on firm underwriting basis, and for each of which, appropriate 30% haircut rule was applied onto the intraday open contractual commitment, demonstrating moment to moment compliance with the Capital Rule.

The Company had no lease or equipment rental commitments (except as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had been named as a defendant in the pending lawsuit at December 31, 2021 against Lizhi IPO. The Company is an indemnity party and the litigation liability is deemed by the legal counsel as zero. NYS Supreme Court just granted our motion to dismiss the Lizhi complaint.

8. Financial Instruments

Investments are presented in the financial statements at fair value and are considered a Level 1 input due to the fact that there are quoted prices for identical items in an active, visible and liquid market that the Company has the ability to access at the measurement date (see Note 2 above). The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

9. Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully disclosed basis. Therefore, all customer money balances and long and short positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing organization is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Related Party Transaction

During the year according to expense sharing agreement to use its principal's member's home office, a monthly of $700 USD lease and $200 in utilities was accrued and paid in December 2021. To mitigate the increased liability to cover risks at home office, the principal purchased an umbrella home premises liability insurance policy for the year of 2021.

11. Anti-Money Laundering and Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering compliance, suspicious activities and currency transactions reporting and due diligence on customers who open accounts with the Company. At December 31, 2021, the Company had implemented such policies and procedures.

12. Paycheck Protection Program Loan (PPP Loan)

In accordance with the Paycheck Protection Program under 13 CFR Part 120 (the "PPP"), the Firm entered into a PPP Promissory Note (the "Note") with CELTIC BANK CORPORATION ("Celtic Bank") or subsequent holders of the Note on the principal amount of $75,000 (the "Loan"), together with all accrued interest thereon, which amount shall not exceed 1.00% per annum, as provided in this Note.

According to the original repayment schedule of this PPP loan, unless forgiven in writing or otherwise modified in compliance with the terms of the PPP or other applicable SBA requirements, this Loan matures on 05/26/2022 ("Maturity Date"). The Firm must pay principal and interest payments of $4220.73 every month beginning on 12/26/2020. However, the repayment date was further delayed with an extended grace period, with the application by the Firm for the Loan Forgiveness Program in accordance with the "PPP" being under pending approval.

The loan forgiveness was approved for $75,000 in 2021.

13. Prior Period Adjustment

The Firm has corrected the valuation of certain assets which were improperly valued at December 31, 2020. The valuation understatement related to a deferred tax liability was removed from the books. There is no income tax impact of this transaction.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Prime Number Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Prime Number Capital, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Olathe, Kansas
March 29, 2022